FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of October, 2009
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Distrito C, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 85 48
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐       No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐       No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Telefónica, S.A.

		Sequential
		Page
Item		Number

1.	Seventh Investor Conference: Finance Presentation	2

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date: October 9th, 2009	By:	/s/ Santiago Fernández Valbuena
		Name:	Santiago Fernández Valbuena
		Title:	Chief Financial Officer

7 Investor Conference

Finance 2012: A safety net and a springboard

Santiago Fernández Valbuena
Chief Financial Officer

9 October 2009

Telefónica

Disclaimer

This presentation contains statements that constitute forward-looking statements about the Company, within the general meaning of the term and within the meaning of applicable securities laws, including financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations. These statements appear in a number of places in this document and include statements regarding our intent, belief or current expectations regarding our customer base, estimates regarding future growth in our different business lines and our global business, market share, financial results and other aspects of our activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as "expects", "anticipates", "intends", "believes", and similar language or the negative thereof or by the forward-looking nature of discussions of strategy, plans or intentions.

Such forward-looking statements, by their nature, are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. These risks and uncertainties include those discussed or identified in the documents filed by Telefónica with the relevant Securities Markets Regulators, and in particular, with the Spanish Securities Market Regulator.

Except as required by applicable law, Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica's business or acquisition strategy or to reflect the occurrence of unanticipated events.

Neither this presentation nor any of the information contained herein constitutes an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, or any advice or recommendation with respect to such securities.

Finally, be advised that this document may contain summarized information or information that has not been audited. In this sense, this information is subject to, and must be read in conjunction with, all other publicly available information, including if it is necessary, any fuller disclosure document published by Telefónica. Furthermore, Telefónica may present financial information herein that is not prepared in accordance with IFRS. This non-GAAP financial information should be considered in addition to, but not as a substitute for, financial information prepared in accordance with IFRS. Telefónica has included such non-GAAP financial information because Telefónica's management uses such financial information as part of its internal reporting and planning process and to evaluate Telefónica's performance. Accordingly, Telefónica believes that investors may find such information useful. However, such non-GAAP financial information is not prepared in accordance with IFRS or any other generally accepted accounting principles, and such non-GAAP financial information, as defined and calculated by us, may be different from similarly-titled financial information used by other companies. Investors are cautioned not to place undue reliance on such non-GAAP financial information.

Index

01. A changing environment ...



Private Consumption in Telefónica[1] countries
investor conference
Latest
4,014
4,099
3,940
3,805
3,962
4,287
4,591
4,843
5,048
5,055
5,330
5,059
5,631
5,328
5,967
5,635
6,298
5,985
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009E
2010E
2011E
2012E

Source: Consensus forecast, € in billion

1. Mexico, Brazil, Spain, UK, Germany, Ireland, Czech Republic, Argentina, Chile, Peru, Venezuela and Colombia

01. ... with laggards pointing north in the medium term...



SPAIN: Private Consumption
(Index: 2007=100)
investor conference
Latest
62
67
70
75
81
87
93
100
105
111
116
122
128
104
100
101
105
110
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009E
2010E
2011E
2012E

Source: Consensus forecast

01. ... with laggards pointing north in the medium term...


UK: Private Consumption
(Index: 2007=100)
investor conference
Latest
72
75
79
83
87
91
95
100
104
108
113
118
123
105
103
105
109
114
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009E
2010E
2011E
2012E

Source: Consensus forecast

01. ... with laggards pointing north in the medium term...



ARGENTINA: Private Consumption
(Index: 2007=100)
investor conference
Latest
39
34
41
50
58
67
80
100
117
114
136
120
155
131
177
144
200
160
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009E
2010E
2011E
2012E

Source: Consensus forecast

01. ... and leaders almost intact in growth prospects...


BRAZIL: Private Consumption
(Index: 2007=100)
investor conference
Latest
48
52
58
67
74
82
90
100
111
109
118
118
127
127
139
138
151
150
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009E
2010E
2011E
2012E

Source: Consensus forecast

01. ... and leaders almost intact in growth prospects


PERU: Private Consumption
(Index: 2007=100)
investor conference
Latest
64
66
70
73
79
84
90
100
115
108
121
116
129
124
137
133
146
142
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009E
2010E
2011E
2012E

Source: Consensus forecast

01. Green shoots even in Spain


Economic Sentiment Indicator
GDP y-o-y (2m lagged)
% y-o-y
6.0
4.0
2.0
0.0
-2.0
-4.0
Oct-88
Oct-90
Oct-92
Oct-94
Oct-96
Oct-98
Oct-00
Oct-02
Oct-04
Oct-06
Oct-08
Oct-10 E

Source: European Commission and Spanish Statistical Office (INE)

01. Green shoots even in Spain


Consumer confidence
Household consumption y-o-y (6m lagged)
% y-o-y
7.0
5.0
3.0
1.0
-1.0
-3.0
-5.0
-7.0
Oct-95
Oct-97
Oct-99
Oct-01
Oct-03
Oct-05
Oct-07
Oct-09E

Source: European Commission and Spanish Statistical Office (INE)

01. UK economy turning around?


Economic Sentiment Indicator
UK GDP y-o-y
% y-o-y
7.0
5.0
3.0
1.0
-1.0
-3.0
-5.0
-7.0
Jan-85
Jan-89
Jan-93
Jan-97
Jan-01
Jan-05
Jan-09

Source: European Commission and UK National Statistics

01. UK economy turning around?


GFK Consumer confidence
Household consumption (% y-o-y, 6m lagged)
% y-o-y
6.0
3.0
0.0
-3.0
-6.0
Jan-95
Jan-97
Jan-99
Jan-01
Jan-03
Jan-05
Jan-07
Jan-09

Source: European Commission and UK National Statistics

01. Expecting elasticity to work on the upside


3.0%
2.3%
CAGR 06-08
H1 09
-5.4%
-8.5%
Private Consumption growth
Spain Wireless Market, Sales growth

Source: CMT, internal estimates and Spanish Statistical Office (INE)

01. Out of recession in Latam


Upswing
Boom
Avg 02-04
Avg 05-07
Today
Q2 09
Q1 08
Q3 08
Q1 09
Recession
Downswing

- Clear pace of recovery in Brazil, Colombia, Chile and Peru
- The laggards (Mexico, Argentina and Venezuela) pointing to positive growth as well

01. Latam shift is structural


40 million out of poverty
48.3%
34.2%
90s
FY 2009E


Increase of more than US $ 780bn of Private Consumption[1]
US $1.2 trn
US $2.0 trn
90s
FY 2009E


97 million of new urban population
70.5%
79.5%
90s
FY 2009E


72 million of jobs created
192 million
264 million
90s
FY 2009E


17 million out of illiteracy
13%
8.3%
90s
FY 2009E

Source: ECLAC
1. Assumes constant exchange rates as of 2000

01. Brazil: the unstoppable ascent of the middle-class


67.0%
68.2%
+ 17 millions
+ 1 million
53.2%
Middle-Upper Class
46.8%
Lower Class
-13 millions
-1 million
% of population
(15-60 years old)
33.0%
31.8%
Dec-03
Pre crisis (Jul-08)
Today

02. Debt ratios well positioned in absolute and relative terms...


2008 Leverage ratio: Net financial debt/OIBDA
0.88
1.30
1.70
1.89
1.96
2.00
2.20
2.30
2.36
2.99
3.14
AMX
VZ
ATT
TEF
FT
DT
KPN
PT
VOD
TI
BT

Methodology: Companies reported figures for full year ending December 2008. BT & VOD calculated as reported net debt over reported EBITDA for full year reported figures ending Mar-09. For ATT calculated over normalized debt balance

02. ...and top OIBDA margin and FCF/Revenues provide the basis...



2008 OIBDA margin¹ & FCF/Revenues
39.7%
10.8%
AMX
39.6%
15.8%
TEF
37.7%
10.1%
TI
36.3%
10.5%
PT
36.3%
14.6%
FT
35.3%
13.5%
VOD
34.6%
15.8%
KPN
34.6%
10.7%
ATT
33.5%
13.1%
VZ
31.6%
10.5%
DT
26.0%
3.4%
BT
OIBDA margin
FCF/Revenues

1. OIBDA margin calculated as reported OIBDA or EBITDA over reported revenues. For DT EBITDA adjusted for special factors and for FT GOM

Source: OIBDA Margin: Companies reported figures for full year ending December 2008. BT & VOD full year ending March 2009. FCF: Bank of America Merrill Lynch except for Telefónica where reported figures are shown. Telefónica's FCF defined as the amount of cash flow available to remunerate Telefónica, S.A. shareholders, to protect solvency levels (financial debt and commitments), and to accomodate strategic flexibility

Telefónica

02. ... for top-of-the class shareholder remuneration...


Total shareholder remuneration / Revenues 2009E
14.1%
11.5%
10.6%
9.6%
7.7%
7.5%
6.7%
5.2%
4.6%
3.6%
1.3%
KPN
TEF
AMX
VOD
ATT
PT
FT
DT
VZ
TI
BT

Source: Bank of America Merrill Lynch

1. Shareholder remuneration calculated as: Cash dividend FY 2009E + share buybacks FY 2009E

02. ...while reducing risks, to support valuation

Risk reduction through high solvency has several positive impact for shareholders

Highest coupon in Eurobonds by Telcos: Telefónica at the low end (%)



8.25
8.25
8.125
7.50
6.875
6.875
6.125
6.00
5.875
TI 7Y
DT 10Y
FT 30Y
KPN 10Y
VOD 5Y
BT 10Y
ATT 7Y
PT 4Y
TEF 30Y

1 **Unconstrained strategy**

2 **Sustainable dividend flow:**

- Less sensitive to credit constrains
- Not dependent on repatriation from Venezuela

3 **Value protection in credit crisis**

Avoid stock price depression when credit spreads skyrocket and bond yield sets a high benchmark for the cost of equity

02. So we have continued to take care of our financial profile

Net financial debt & committments to be kept in the 2.0-2.5x OIBDA range


Debt average life
5.9 years
6.6 years
Dec-08
Jun-09


Unused committed credit facilities
€ in billions
7.4
8.2
3.8
Maturing 2011 onwards
Dec-08
Jun-09

- Significant financing activity in 2009:
  - € 4 bn syndicated loan extended from 2011 to 2012 and 2013 (50% each)
  - € 3.9 bn Eurobonds and US $ 2.25 bn issued in 2009, extending maturities as credit margins decreased

03. Close to € 1.5 bn debt reduction coming from non-euro debt in the last 2 years

Debt currency mix



Jun-09
EUR
67%
17%
7%
9%
US $
+ Latam
CZK
GBP

Debt FX savings since Oct-07



€-0.9 bn
€+0.1 bn
€-0.7 bn
€-1.5 bn
GBP
CZK
US $ +
Latam
Total

03. Solvency protected from FX depreciations...

Debt/OIBDA ratio fairly stable


Net financial debt / OIBDA Ratio
Jun-09
2.00
Current
2.12
US $ + Latam
1.99
Czech Koruna
1.99
Pound Sterling
2.07
Venezuelan Bolivar
Currencies losing 25% of their values vs. euro

03. ...though overall risk is smaller than many think...

Latam operating cash flow trendline growth around 13% with limited deviations


Latam 12 month rolling OpCF in billion euros
changes in working capital included
13% CAGR line
5
4
3
Dec-05
Apr-06
Aug-06
Dec-06
Apr-07
Aug-07
Dec-07
Apr-08
Aug-08
Dec-08
Apr-09

03. ...and keeping financial expenses under control

Benefiting from floating exposure both in Europe & America



Interest expenses
FY 2010 E
<6%
100%
~4.6%
80%
~11%
20%
Below 6% interest expenses target in the medium term
Jun-09
Total
Europe
US $ + Latam
34.7%
15.1%
50.2%
32.6%
17.4%
50.1%
44.7%
4.6%
50.7%
Floating
Bounded
Fixed
Lower fixed debt proportion: 50.2% Telefónica vs. 69% peers[1]

1. Bloomberg & BNP estimates : weighted average fixed debt reported Dec-08

03. High tax efficiency


Accrued tax/Revenues 2008
Accrued taxes represent a lower percentage of revenues than peers operating in countries with similar nominal tax rates
n.a.
2.2%
2.7%
3.1%
3.5%
3.6%
3.8%
4.8%
5.2%
5.7%
5.8%
BT
TI
VOD
DT
PT
VZ
KPN
TEF
FT
ATT
AMX

Source: Companies press releases

03. Tax expenses around 27.5% of profits in the coming years

Effective cash tax rate to be kept below average nominal rate

- Effective cash tax rate will fluctuate below accrued tax rate, among other reasons due to business concentrations in certain jurisdictions
- Looking for tax management opportunities in a more demanding tax environment



Accrued tax rate
>28%
27%/ 28%
FY 2009E
FY 2010-2012 E

Telefónica has become a reference in relations with Tax Authorities, following latest trends settled by OECD



Effective cash tax rate
28%
<25%
FY 2009E
FY 2010-2012E

04. EPS & DPS targets

EPS[1]

- 2010 original London guidance depressed by a weaker economy, less favourable exchange rates and a higher sensitivity of revenues to the business cycle, especially in mobile
- **€ 2.10 EPS[1] stress scenario confirmed for 2010** on the back of the embedded operating guidance and continuing with gaining efficiencies across P&L items and non core assets disposals

DPS



Growing path in DPS (in euros)
€ 1.15
€ 1.40
€ 1.75
In line with 2010 EPS target
FY 2009
FY 2010E[2]
FY 2012E[2] minimum target[3]

1. Reported EPS
2. It is Company's intention to maintain its current practice so that dividends will be payable in two tranches
3. Targeted under current guidance hypothesis

04. Disciplined use of FCF

>€ 40 bn cumulative FCF[1]
FY2009 - 2012E

Priorities

1 Growing dividends	€ 1.40[2] DPS in FY 2010E (+21.7 % y-o-y) € 1.75[2,3] DPS minimum target for FY 2012E
2 Stable leverage	Net Debt + Cash Commitments/OIBDA in the 2.0 – 2.5x range
3 Selective M&A	Spectrum auctions in current markets to foster growth In-market consolidation Increase shareholding in China Unicom to 10%

+

Tactical share buybacks to be considered for FCF excesses
Recently announced stake increase in China Unicom to be paid with treasury stock

1. Free Cash Flow available to remunerate Telefonica's shareholders, to protect solvency levels (financial debt and commitments), and to accomodate strategic flexibility Figures assuming 2008 constant exchange rates (average exchange rates in 2008) and excluding changes in consolidation
2. It is Company's intention to maintain its current practice so that dividends will be payable in two tranches
3. Targeted under current guidance hypothesis

Telefonica

Telefonica